EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Year Ended November
	2005		2004		2003		2002		2001
Net earnings	$5,626		$4,553		$3,005		$2,114		$2,310
Add:
Provision for taxes	2,647		2,123		1,440		1,139		1,386
Portion of rents representative of an interest factor	119		118		120		120		111
Interest expense on all indebtedness	18,153		8,888		7,600		8,868		15,327

Pre-tax earnings, as adjusted	$26,545		$15,682		$12,165		$12,241		$19,134

Fixed charges(1):
Portion of rents representative of an
interest factor	$119		$118		$120		$122		$111
Interest expense on all indebtedness	18,161		8,893		7,613		8,874		15,327

Fixed charges	$18,280		$9,011		$7,733		$8,996		$15,438

Preferred stock dividend requirements	25		—		—		—		—
Total combined fixed charges and preferred stock dividends	$18,305		$9,011		$7,733		$8,996		$15,438

Ratio of earnings to fixed charges	1.45	x	1.74	x	1.57	x	1.36	x	1.24	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.45	x	—		—		—		—

(1)	Fixed charges include capitalized interest of $8 million, $5 million, $13 million and $6 million as of November 2005, November 2004, November 2003 and November 2002, respectively.